Exhibit 99.1

Globavend Expands into Digital Entertainment Through Proposed Acquisition of Loomi Entertainment

Proposed Transaction Positions Globavend to Enter the Fast-Growing AI-Enabled Short-Form Digital Entertainment Market

PERTH, AUSTRALIA, May 15, 2026 -- (GLOBE NEWSWIRE) -- via IBN -- Globavend Holdings Limited (NASDAQ: GVH) (“Globavend” or the “Company”), an emerging e-commerce logistics provider, today announced that it has entered into a definitive agreement with Zenith Green Limited (the “Vendor”) to acquire 70% of the equity interests in Loomi Entertainment Group Limited (“Loomi Entertainment”, together with its subsidiaries, “Loomi Group”), a digital entertainment company engaging in the production and distribution of digital entertainment solutions for the nominal consideration of $70. Subject to customary closing conditions, the transaction is expected to close on or before May 22, 2026.

The acquisition will mark the expansion of Globavend into the digital entertainment industry, a strategic evolution aimed at diversifying the Company’s income stream in addition to its established logistics business.

Loomi Group provides entertainment video services to audiences in Southeast Asia through its own mobile application “Loomi: Short Drama”, which is a comprehensive and diversified content library offering professionally produced multilingual micro dramas, including Korean, Mandarin and English. It operates through its subsidiaries in Malaysia, Singapore and Hong Kong.

Loomi Group integrates artificial intelligence (AI) throughout its business. It has developed a proprietary AI-powered development platform “Imaginary” offering end-to-end AI-powered cinematic production for defined deliverables designed to support creation by professional producers and content creators. Users can enjoy a hassle-free experience in generating character designs, storyboards, cinematic sequences, motion sequences through “Imaginary” using prompts and parameters defined by the users and ultimately produce micro dramas and animations in an efficient and professional manner.

“We are excited to announce the proposed acquisition of Loomi Entertainment Group Limited, which will represent a major strategic milestone in Globavend’s evolution into the digital entertainment industry,” said Kai Man Fung, Chairman of Globavend. “We believe the global entertainment landscape is entering a new era driven by mobile-first consumption, artificial intelligence, and short-form storytelling. In particular, micro dramas have rapidly emerged as one of the fastest-growing segments within the digital media industry, attracting substantial user engagement and monetization opportunities globally.”

Fung continued: “Through the acquisition of Loomi, we intend to position Globavend at the forefront of this transformational trend by leveraging innovative content production capabilities, AI-assisted creative workflows, and next-generation digital distribution strategies. We believe Loomi’s creative expertise and market vision will complement our long-term strategy of expanding into high-growth technology and entertainment sectors.”

“Looking ahead, the Company intends to actively explore opportunities in AI-powered content creation, vertical short dramas, creator economy platforms, and digital entertainment commercialization initiatives as we work to build a diversified and future-oriented business platform for our shareholders.” Fung concluded.

The Vendor is an entity wholly-owned by Tsz Ngo Yu, a director and chief financial officer of the Company. Upon closing of the transaction, Loomi Entertainment will become a non-wholly-owned subsidiary of the Company and the financial results, assets and liabilities of Loomi Group, which include an existing interest-free shareholder loan of approximately US$550,000 due and owing to the Vendor, will be consolidated into the Company’s consolidated financial statements. Additional information regarding the transaction will be set forth in a Current Report on Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission (SEC).

Integration planning is currently underway, and the Company intends to provide further updates following the closing of the transaction.

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the Loomi Group acquisition and the Company’s strategic direction and transformational initiatives. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to successfully consummate the acquisition of the Loomi Group and realize the anticipated benefits therefrom, risks associated with pursuing M&A initiatives and expansion into new lines of business, risks regarding the ability to attract and retain qualified employees and key personnel, competition risks, risks regarding changes in consumer behavior, risks regarding intellectual property and the protection thereof, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, and the other risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For investor and media inquiries, please contact:
Globavend Holdings Limited
Kai Man Fung, Chairman
kennyfung@risemindtech.com
888.201.1623

https://globavend.com/